Exhibit 12.1

	Ratio of Earnings to Fixed Charges
	Successor				Predecessor
	Three months ended March 31, 2015	Year ended December 31,		For the period from July 18, 2012 to December 31, 2012	For the period from January 1, 2012 to July 17, 2012	Year ended December 31,
(Dollars in thousands)		2014	2013			2011 (1)	2010 (1)
Pre-tax income (loss) from continuing operations	(21,348)	(46,243)	(29,390)	(9,337)	2,145	3,774	2,142
Fixed charges (A)	18,904	57,026	10,589	1,767	2,534	—	—

Earnings	(2,444)	10,783	(18,801)	(7,570)	4,679	3,774	2,142

Fixed charges (A)	18,904	57,026	10,589	1,767	2,534	—	—

Deficiency of earnings to fixed charges	21,348	46,243	29,390	9,337	N/A	N/A	N/A

(A) Fixed charges:
Interest expense	15,312	57,026	10,589	1,767	2,534	—	—
Loss on extinguishment of debt	3,592	—	—	—	—	—	—

Fixed charges	18,904	57,026	10,589	1,767	2,534	—	—

(1)	No fixed charges were incurred during the years ended December 31, 2011 and 2010.